Exhibit 99
NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	December 31
	2009	2008
	(Thousands of Dollars)
INCOME
Operating Revenues	$1,907,701	$2,439,256

Operating Expenses
Purchased Gas	845,837	1,285,880
Operation and Maintenance	396,018	431,750
Property, Franchise and Other Taxes	72,061	76,675
Depreciation, Depletion and Amortization	176,023	168,844
Impairment of Oil and Gas Producing Properties	—	182,811

	1,489,939	2,145,960

Operating Income	417,762	293,296

Other Income (Expense):
Income from Unconsolidated Subsidiaries	4,453	3,342
Impairment of Investment in Partnership	(1,804)	—
Interest Income	5,038	9,614
Other Income	1,605	11,450
Interest Expense on Long-Term Debt	(83,426)	(71,866)
Other Interest Expense	(9,255)	(2,771)

Income Before Income Taxes	334,373	243,065

Income Tax Expense	126,488	87,619

Net Income Available for Common Stock	$207,885	$155,446

Earnings Per Common Share:
Basic:
Net Income Available for Common Stock	$2.60	$1.91

Diluted:
Net Income Available for Common Stock	$2.56	$1.87

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	79,983,513	81,217,898

Used in Diluted Calculation	81,156,966	83,112,216